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                                                  UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C.  20549

                                                      Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.     General Identifying Information

1.     Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

       [     ]     Merger

       [ X ]     Liquidation

       [     ]     Abandonment of Registration
                   (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

       [     ]     Election of status as a Business Development Company
                   (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.     Name of fund:     American General Life Insurance Company of New
                                    York Separate Account E

3.     Securities and Exchange Commission File No.:  811-03050

4.     Is this an initial Form N-8F or an amendment to a previously filed Form
        N-8F?

        [     ]     Initial Application          [ X ]      Amendment

5.     Address of Principal Executive Office (include No. & Street, City,
        State, Zip Code):    300 South State Street, Syracuse NY  13202-2000

6.     Name, address and a telephone number of individual the Commission staff should contact with any questions regarding this form:

                           Steven A. Glover, Esq.
                           2929 Allen Parkway, A40-04
                           Houston, Texas 77019
                           Telephone: (713) 831-3633
                           Facsimile: (713) 831-1106

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7.     Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                         Farideh Farrokhi
                         American General Life Companies
                         2727-A Allen Parkway
                         Houston, TX 77019-2155
                         Telephone: (713) 831-3193

        Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.     Classification of fund (check only one):

        [     ]     Management company;

        [ X ]      Unit investment trust; or

        [     ]     Face-amount certificate company.

9.     Subclassification if the fund is a management company (check only one):

        [X]     Open-end           [    ]     Closed-end

10.     State law under which the fund was organized or forward (e.g., Delaware,
          Massachusetts):   New York

11.     Provide the name and address of each investment adviser of the fund
         (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                         Van Kampen Asset Management Inc.
                         1 Parkview Plaza
                         P.O. Box 5555
                         Oakbrook Terrace, IL 60181-5555

                         Miller Anderson & Sherrerd, LLP
                         One Tower Bridge
                         West Conshohocken, PA 19428

                         Morgan Stanley Asset Management
                         1221 Avenue of the Americas
                         New York, NY 10020

12.     Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

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                         American General Securities Incorporated
                         2727 Allen Parkway
                         Houston, TX  77019-2155

13.     If the fund is a unit investment trust ("UIT") provide:

         (a)     Depositor's name(s) and address(es):

                          American General Life Insurance Company of New York
                          300 South State Street
                          Syracuse, NY 13202-2000

         (b)     Trustee's name(s) and address(es):

                          American General Life Insurance Company of New York
                          300 South State Street
                          Syracuse, NY 13202-2000

14.     Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [ X ]     Yes           [     ]      No

          If Yes, for each UIT state:

               Name(s): American General Life Insurance Company of New York

               File No.: 811-03050

               Business Address:
                                     300 South State Street
                                     Syracuse, NY 13202-2000

15.       (a)     Did the fund obtain approval from the board of directors
                     concerning the decision to engage in a Merger, Liquidation or
                     Abandonment of Registration?

                     [     ]     Yes           [ X ]     No

                     If Yes, state the date on which the board vote took place:

                     If No, explain:   This action is not viewed as material, as published
                                                marketing plans exclude the depositor from offering
                                                registered insurance products in the future.

           (b)      Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of
                     Registration?

                     [     ]     Yes           [ X ]     No
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                    If Yes, state the date on which the shareholder vote took place:

                    If No, explain: Separate Account E has no remaining shareholders and no remaining assets. For purposes of this response, a shareholder is an owner of a variable annuity contract issued by American General Life Insurance
                    Company of New York ("AGNY"), or AGNY itself.

II.     Distributions to Shareholders

16.     Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [     ]     Yes           [ X ]     No -- There are no assets and no shareholders. For
          purposes of this response, a shareholder is an owner of a variable annuity contract issued by AGNY, or AGNY itself.

          (a)     If Yes, list the date(s) on which the fund made those
                   distributions:  N/A

          (b)     Were the distributions made on the basis of net assets?  N/A

                    [     ]     Yes           [     ]      No

          (c)     Were the distributions made pro rata based on share ownership?  N/A

                    [     ]     Yes           [     ]     No

          (d)     If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:  N/A

         (e)     Liquidations only:
                  Were any distributions to shareholders made in kind?

                  [     ]     Yes           [ X  ]     No -- There are no assets and no shareholders.
                  For purposes of this response, a shareholder is an owner of a variable annuity contract issued by AGNY, or AGNY itself.

                  If Yes, indicate the percentage of fund shares owned by
                  affiliates, or any other affiliation of shareholders:

17.     Closed-end funds only:
          Has the fund issued senior securities?  N/A

          [     ]      Yes           [     ]     N o

          If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.     Has the fund distributed all of its assets to the fund's shareholders?

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          [     ]     Yes           [     ]      No   N/A -- There are no assets and no shareholders.
          For purposes of this response, a shareholder is an owner of a variable annuity contract issued by AGNY, or AGNY itself.

          If No,
          (a)     How many shareholders does the fund have as of the date this form is filed?

          (b)     Describe the relationship of each remaining shareholders to the fund:

19.     Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [     ]      Yes          [ X ]     No

          If Yes, described briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20.     Does the fund have any assets as of the date this form is filed?
         (See question 18 above)

         [     ]     Yes           [ X ]     No

         If yes,
         (a)     Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)     Why has the fund retained the remaining assets?

         (c)     Will the remaining assets be invested in securities?

                   [     ]     Yes           [      ]      No

21.     Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

          [     ]     Yes           [ X ]     No

          If Yes,
         (a)     Describe the type and amount of each debt or other liability:

         (b)     How does the fund intend to pay these outstanding debts or other liabilities?

IV.     Information About Event(s) Leading to Request For Deregistration

22.      (a)      List the expenses incurred in connection with the Merger or
                     Liquidation:
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                    (i)      Legal expenses:  None

                    (ii)      Accounting expenses:  None

                    (iii)     Other expenses (list and identify separately):  None

                    (iv)     Total expenses (sum of lines (i) -- (iii) above):  Zero

        (b)     How were those expenses allocated?  N/A -- There are no assets or shareholders, and therefore no expenses related to this Liquidation.

        (c)     Who paid those expenses?  N/A

        (d)     How did the fund pay for unamortized expenses (if any)?  N/A

23.     Has the fund previously filed an application for an order of the
          Commission regarding the Merger or Liquidation?

          [     ]     Yes           [ X ]     No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.      Conclusion of Fund Business

24.     Is the fund a party to any litigation or administrative proceeding?

          [     ]     Yes           [ X ]     No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation?

25.     Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

          [     ]     Yes           [ X ]     No

          If Yes, describe the nature and extent of those activities:

VI.     Mergers Only

26.    (a)     State the name of the fund surviving the Merger:   N/A

         (b)     State the Investment Company Act file number of the fund surviving the Merger:

         (c)     If the merger or reorganization agreement has been filed with the
                  Commission, state the file number(s), form type used and date the agreement was filed:

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         (d)     If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                                   VERIFICATION

        The undersigned states that (i) he or she has executed this amended Form N-8F application for an order under section 8(f) of the Investment Company Act of
1940 on behalf of American General Life Insurance Company of New York Separate
Account E, (ii) he or she is the Senior Vice President, Controller and Treasurer of
American General Life Insurance Company of New York, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this amended Form N-8F application have been taken. The undersigned also states that the facts set forth in this amended Form N-8F application are true to the best of his or her knowledge, information and belief.

                                                     /s/ ROBERT F. HERBERT, JR.
                                                     Robert F. Herbert, Jr.
                                                     Senior Vice President, Controller and Treasurer